

**GUY DOWN THE ROAD** tells the story of Joe, a young struggling teenager searching for his passion in his life, who begins to suspect his mysterious new next door neighbor Seth, may be himself, from the future...

Along with his best friends Layla, the book smart strategist breaking out of her comfort zone (who is the greatest "Laser Tag" player in the Tri-State area), Donny, an Italian American amateur skateboarder and YouTube conspiracy video expert (who is learning about his Native American roots) and Petey, the young naive tagalong who believes he is an expert clue finder (and often wears his bike helmet with a video camera duct taped to it), they go on a hilarious and poignant journey to discover the truth behind Seth. Is he really Joe from the future, and if so, why did he come back? Or is Joe just so desperate to have something exciting happen in his life that he convinced himself that Seth is from the future?

The adventure leads our gang through Spy Stores, abandoned buildings, makeshift time machines, explosions, plutonium (which turns out to not be plutonium), and ultimately they come to the realization that maybe Seth didn't come back for Joe, but he came back for himself. Maybe time travelers aren't "all knowing," as they seem to be in the movies; maybe they're just normal people looking to rediscover the passion they once had when they were younger. In the end Joe and Seth both learn that there are no easy "time travel" answers to life's problems like everyone thinks, and that the real answers to life's problems always have to come from within.

At its core GUY DOWN THE ROAD is about growing up, friendships, learning to become comfortable with who you are, and most importantly, *embracing the future and accepting the past.*

We're so excited about GUY DOWN THE ROAD because we really feel that we have been able to combine time travel and comedy in a coming of age story, in a way never seen before.